UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 31 March 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
email Avishkar Nagaser@goldfields.co.za

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
email Sven.Lunsche@goldfields.co.za

GOLD FIELDS PUBLISHES INTEGRATED ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2015

Johannesburg, 31 March 2016 - Gold Fields Limited (Gold Fields) (JSE, NYSE: GFI) today published its Integrated Annual Report 2015 and a number of associated reports on its website, namely the Notice to Shareholders of the Annual General Meeting (AGM), the statutory Annual Financial Report 2015, the 2015 Mineral Resource and Mineral Reserve Supplement and the Global Reporting Initiative (GRI) G4 Content Index. The Integrated Annual Report is also being posted to shareholders today.

The Integrated Annual Report and the Annual Financial Report incorporate all aspects of the Group's business, including reviews of the South African, West African, Australian and South American operations, the Group's project activities, as well as detailed financial, operational and sustainable development information.

KPMG Inc. have audited the financial statements for the year ended 31 December 2015 included in the Annual Financial Report and their unmodified audit report is open for inspection at the Company's offices.

These financial statements contain modifications from the preliminary condensed consolidated financial statements for the year ended 31 December 2015 published on 18 February 2016 due to an amendment to the Statement of Financial Position. The amendment arose from a reclassification of US$42 million of debt under a revolving senior credit facility from non-current to current liabilities. Accordingly an abridged report will be published on SENS following this announcement.

The Integrated Annual Report (plus supporting online information), the Notice to Shareholders of the AGM, the Annual Financial Report, the Mineral Resource and Mineral Reserve Supplement and the GRI G4 Content Index are available at www.goldfields.com.

Mineral Resource and Mineral Reserve Supplement 2015

The Gold Fields Mineral Resource and Mineral Reserve Supplement 2015 contains a comprehensive overview of Gold Fields' Mineral Resource and Mineral Reserve status as well as a detailed breakdown for its operations and projects.

As at 31 December 2015, Gold Fields had attributable gold Mineral Reserves of 46 million ounces and gold Mineral Resources of 102 million ounces (90 million ounces exclusive of projects). In addition, the

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah#, A R Hill≠, R P Menell, D N Murray, D M J Ncube, S P Reid^, G M Wilson
^Australian, †British, ≠Canadian, #Ghanaian, ** Executive Director
Company Secretary: MML Mokoka

attributable copper Mineral Reserves totalled 532 million pounds and Mineral Resources 5,912 million pounds (910 million pounds exclusive of growth projects).

Stated figures are net of production depletion. The SAMREC Code compliant Mineral Reserves are based on short term (2016 and 2017) gold and copper prices of US$1,200/oz and US$2.7/lb respectively and long term prices (2018 and thereafter) of US$1,300/oz for gold and US$3.0/lb for copper. Relevant tonnes, grades, classification, reconciliations and Competent Persons are detailed in the Supplement.

Notice of Annual General Meeting

Notice is given to Shareholders of the AGM of the Company to be held at 150 Helen Road, Sandown, Sandton, on Wednesday, 18 May 2016 at 09:00. The AGM will transact the business as stated in the Notice of that meeting, a copy of which can be found with the Integrated Annual Report on the company's website at www.goldfields.com.

In terms of section 59(1) (b) of the Companies Act, 71 of 2008, the record date for the purpose of determining which shareholders are entitled to participate in and vote at the AGM (being the date on which a shareholder must be registered in the Company's securities register in order to participate in and vote at the AGM) as Friday, 13 May 2016. Therefore the last day to trade in order to be registered in the Company's securities register as at the record date is Friday, 6 May 2016.

Enquiries

Investors
Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email: Avishkar.Nagaser@goldfields.co.za

Media
Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email: Sven.Lunsche@goldfields.co.za

ends

Notes to editors

About Gold Fields

Gold Fields Limited is an unhedged, globally diversified producer of gold with eight operating mines in Australia, Ghana, Peru and South Africa with attributable annual gold production of approximately 2.0 million ounces. It has attributable Mineral Reserves of around 46 million ounces and Mineral Resources of around 102 million ounces. Attributable copper Mineral Reserves total 532 million pounds and Mineral Resources 5,912 million pounds. Gold Fields has a primary listing on the JSE Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SWX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 31 March 2016

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer